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Exhibit 99.2--Information submitted to Shareholders related to the Bigwater transaction consent resolution

EXHIBIT 99.2(A)--FORM OF ASSET CONTRIBUTION AGREEMENT


THIS ASSET CONTRIBUTION AGREEMENT (this "Agreement") is made and entered as of the date executed as indicated on the signature page by and between BigWater Technologies, Inc., a Delaware corporation ("BigWater"), and the individuals listed on Exhibit A attached hereto (collectively the "Contributors").

A. The Contributors, as a group referred to as Assentive Purchase Group LLC, entered into an Asset Purchase and Sale Agreement dated on or about April 18, 2002 ("Asset Purchase"), with Assentive Solutions, Inc. ("Assentive") to purchase certain identified assets ("Assets") from Assentive. The Assets were purchased with approximately $98,000 that Contributors were entitled to receive as a distribution upon the dissolution and winding up of Assentive as Assentive Series AA Preferred Share stockholders. In lieu of the $98,000, Contributors elected to receive the Assets. Accordingly, Contributors currently own an undivided pro rata interest in the Assets based upon their prior aggregate ownership of Assentive Series AA Preferred Shares.
B. The Asset Purchase was arranged and carried out by James A. Egide, Chett B. Paulsen, and Edward B. Paulsen who are the founders of BigWater (the "Founders"). The Founders also arranged for and took delivery of and are currently holding the Assets for the benefit of the Contributors.

C. The Founders and Contributors by arranging the Asset Purchase, entering into the Asset Purchase, and taking delivery of the Assets intended to receive the Assets for and on behalf of an entity which could develop and implement a business plan to place the Assets into service through the efforts of the Founders.

D. In order to implement the intent of the Contributors and the Founders, the parties now desire to enter into this Agreement where by the Assets are transferred to BigWater within which the Founders are empowered to implement their business plan and place the Assets into service and the Contributors receive an ownership interest in BigWater.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BigWater and Contributors agree as follows:

1. CONTRIBUTION OF ASSETS.
1.1 Contribution of Assets. Subject to the provisions of this Agreement, the Contributors agree to contribute to BigWater, and BigWater agrees to receive from the Contributors, as of April 18, 2002 (the "Effective Date") all right, title, and interest in and to the Assets specifically identified On Exhibit B attached hereto and incorporated herein.

1.2 Waiver of Rights. Upon entering into this Agreement, the Contributors will have no further rights to or interest in the Assets other than as stockholders of BigWater.

2. RECEIPT OF SHARES.
2.1 Issuance of Shares. In exchange for Contributors' contribution of the Assets, BigWater agrees to issue to the Contributors shares of common stock in BigWater (collectively the "Shares") in the amounts and for the price indicated on Exhibit A. The effective price has been determined according to the amount each Contributor would have received for his, her, or its Assentive Series AA Preferred Shares upon the dissolution and winding up of Assentive in lieu of receiving an undivided interest in the Assets.

2.2 Subscription Agreement. As a condition to receiving the Shares, each of the Contributors shall execute this Agreement and a Contribution and Subscription Agreement in the form attached hereto as Exhibit C.

3. LIABILITIES. BigWater shall assume all liabilities and obligations associated with the Assets as of the Effective Date.

4. CLOSING. The closing of this Agreement (the "Closing") shall take place upon the receipt of execute Agreements and Contribution and Subscription Agreements from all of the Contributors.

5. CONFIDENTIALITY. The parties hereto agree to preserve as confidential this Agreement and all information relating to the Assets purchased under this Agreement, including information relating to all projects, plans, technologies, customers, trade secrets, business and financial information, or unpublished know-how, and to all activities of BigWater, and not to publish or disclose any part of such information to others.

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6. REPRESENTATIONS AND WARRANTIES OF PURCHASER. BigWater hereby represents and warrants that BigWater is a Delaware corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business in a manner approved by the Board of Directors. BigWater has authority to issue 30,000,000 shares of capital stock, 20,000,000 designated as Common Stock, par value $.001 and 10,000,000 designated as Preferred Stock, par value $.001. Immediately before the Closing Date, BigWater will have issued and outstanding 3,001,303 shares of its Common Stock and no shares of its Preferred Stock. Additionally, upon the Closing Date an additional 4,510,000 shares of BigWater Common Stock will be issued and outstanding.

7. MISCELLANEOUS.
7.1 Entire Agreement. This Agreement and the Exhibits attached hereto contain the entire agreement between the parties with respect to the subject matter hereof; all representations, promises, and prior or contemporaneous understandings between the parties with respect to the subject matter hereof, are merged into and expressed in this Agreement and such documents and other agreements; and any and all prior agreements between the parties with respect to the subject matter hereof are hereby canceled.

7.2 Amendment. This Agreement may be amended, modified, or supplemented only by an instrument in writing signed by the parties to this Agreement.

7.3 Governing Law. This Agreement shall be construed under and governed by the laws of the State of Utah without regard to any choice of law provisions.

7.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one Agreement.

7.5 Dispute Resolution. This Agreement shall be governed by the laws of the State of Utah and any claims, litigation, or arbitration asserted or commenced between the parties hereto regarding any aspect of this Agreement or related in any way to the subject matter hereunder shall be brought within the State of Utah in Salt Lake County which jurisdiction shall have exclusive jurisdiction of such matters. The prevailing party in any dispute shall be entitled to recover costs and reasonable attorneys' fees as determined by the trier of fact.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date indicated below to be effective April 18, 2002.

Dated: Dated:

"BigWater" "Contributors"
BigWater Technologies, Inc.

/S/Chett B. Paulsen, President (Signature)
(Name of Purchaser)

Its:
(Title of signer if Purchaser is an entity)










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